Mail Stop 4561
Via Fax (816) 474-1742

June 22, 2009

Marc Naughton
Executive Vice President,
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
Kansas City, MO 64117

        Re: Cerner Corporation
               Form 10-K for the Fiscal Year Ended January 3, 2009
               Filed on March 3, 2009
               Form 10-Q for the Fiscal Quarter Ended April 4, 2009
               Filed on May 8, 2009
               File No. 000-15386

Dear Mr. Naughton:

       We have reviewed your response letter dated June 5, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 11, 2009.

Form 10-K for the Fiscal Year Ended January 3, 2009

Note 1. Summary of Significant Accounting Policies

(c) Revenue Recognition, page 50

1.   We note from your response to prior comment 2 that the renewal pricing in your contract with British Telecommunications plc ("BT") for telephonic support is based on the expected call volumes under the arrangement rather than a fixed annual amount. Please explain the pricing structure for these fees in further detail

and tell us what you expect the range of annual renewal rates for such services will be as a percentage of the initial license fee. Also, since telephonic service renewal rates are not set at a fixed price, tell us what guidance you considered in determining that such fees represent a stated renewal rate under paragraph 57 of SOP 97-2 given that it appears they are subject to volume changes.

2.   We also note that when analyzing this arrangement pursuant to the PCS term license requirements in TPA 5100.54, the Company considered the bundled PCS period to be the period form when the renewal provision was added to the arrangement. Please explain further why you believe this arrangement should not be analyzed from the initial contract date (October 2006) and tell us how your analysis under TPA 5100.54 would have differed, if at all, had you used such date.

3.   Additionally, we note from your response to prior comment 2 that go-live dates for trusts are documented via Milestone Acceptance Certificates which initiate payments. Tell us the number of remaining trusts in your BT contract and the timing of when you expect those trusts to go-live. Additionally, tell us if your arrangements include acceptance terms, how you account for such terms, and the accounting literature you considered in accounting for such terms as applicable (e.g. TPA 5100.57). In your response, please tell us how significant the remaining fees are for such trusts, the length of the acceptance period, and the involvement of customer personnel in the acceptance process.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief